Report of Independent Auditors


To the Shareholders and
Board of Directors of
Van Wagoner Funds, Inc.

In planning and performing our audits of the financial statements of Van Wagoner Funds, Inc., including the Van Wagoner Mid-Cap Growth
Fund, Van Wagoner Technology Fund, Van Wagoner Post-Venture
Fund, Van Wagoner Micro-Cap Growth Fund, and the Van Wagoner
Emerging Growth Fund (collectively the "Funds") for the year ended
December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the Funds' ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The management of Van Wagoner Funds, Inc. is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.
However, we noted the following matters involving internal control and its operation that we consider to be material weaknesses as defined above. These conditions, which are discussed in the following two paragraphs, were considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of the Funds for the year ended December 31, 2001, and this report does not affect our report thereon dated February 28, 2002.

Each of the Funds invests approximately 15 percent of invested assets in private placement securities. These investments do not have published market values. Instead, the Funds are required to determine a value following procedures established by the Board of Directors. Those valuations are then presented to the Board for its approval. Timely analysis of fair values, including Board approval, is necessary in order to value securities appropriately and have unit purchases and redemptions occur at the appropriate price. The basis for fair value determinations of private placement securities held by the Funds and valued in good faith pursuant to those procedures established by the Board of Directors was not properly documented during 2001. While considerable documentation of the status of each private placement issuer was maintained by management and reviewed with the Board, the documentation of the reasons for changes in value or reasons as to why the value was not changed upon review were not formally presented for the Board's subsequent review and approval, a practice that we believe is essential to full compliance with approved policies. We believe documentation of the Funds' methodology to determine fair values for the private placement securities portfolio was especially important because the Board that was approving the fair values to be utilized only included two members, one of whom was principally involved in determining the fair value adjustments. We are aware that a second independent director was added to the Board on February 25, 2002. We believe complete documentation as to the rationale for any fair value adjustments must be available to the Board members to enable them to fulfill their fiduciary responsibilities. Subsequent to December 31, 2001, management has completed the compilation of a database containing the history of each private placement security and an analysis and support of the basis and timing for each valuation change including those changes which occurred in 2001. It is management's intention to maintain this database going forward and review it with the Board of Directors on a periodic basis, as circumstances dictate, but no less frequently than monthly.

During 2001, the Funds purchased certain private placement securities at times when the Funds held illiquid securities that exceeded 15% of the net asset value of the Funds. As a result, the Funds were in violation of one of their non-fundamental investment restrictions. Management has now developed procedures intended to ensure such investments in excess of investment limitations are not made in the future.

This report is intended solely for the information and use of management and the Board of Directors of Van Wagoner Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



ERNST & YOUNG
LLP

Chicago, Illinois
February 28, 2002